JEFFREY G. KLEIN, P.A.
301 Yamato Road Suite 1240
Boca Raton, Florida 33431

Telephone: (561)953-1126	Telefax: (561)994-6693
Email: jklein@jkleinlegal.com

November 26, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C. 20549
Attention:

Re:	Mindesta Inc.
Amendment No. 1 to Current Report on Form 8-k
Filed November 3, 2014
File No. 000-30651

Dear Sir/Madam:

The following responses are filed in connection with the Commission’s comment letter dated November 13, 2014.

1. With respect to comment No. 1, the following information will be delivered under separate cover:

  Cannabinoids in Health and Disease
  Non-psychotropic plant cannaboids
  British Journal of Pharmacology of three plain cannaboids
  Viewpoints in Pain Management from the Canadian Pain Socieity
  Cannabis Painful HIV-Associated Sensory Neuropathy
  Chronic Pain and Cannaboids
  Survey of Australians Using Cannabis for Medical Purposes
  A tale of two cannaboids

2. With respect to comment No. 2 and the disclosures regarding Phyto Plant Research EU and ODF Technologies.

As of the date of this letter, the Company has not reached a definitive agreement with either Phyto Plant Research EU or ODF Technologies. The Company has deleted all references to these entities. Further, we have disclosed that even if Mindesta cannot come to terms with either company, the Company has identified qualified companies that can provide the services.

3. With respect to comment No. 3 and the reconciliation of budgeted expenses: The budgeted expenses for year two:

The Company has budgeted expenses in year two of $1,580,000. This assumes that the Company has sufficient working capital to build a manufacturing facility that will cost approximately $600,000. We have clarified this point in the amended Form 8-k.

Further the estimated amount of time to determine the efficacy of the wafers in dogs and cats is four months.

4. With respect to Comment No. 4 and the construction of a manufacturing facility:

The Company has further clarified that construction of the manufacturing facility will be subject to securing sufficient working capital. The Company has expanded our disclosure under “Manufacturing” and “Our Operations” to clarify this point.

5. With respect to Comment No. 5 and governmental regulations:

The Company has amended its government regulations disclosure to address those issues related to Canada and not the United States. We believe that this additional disclosure addresses relevant regulatory issues.

As to government regulations in Germany or in any other foreign jurisdiction, we believe that this type of disclosure is premature and not relevant at this time. As discussed in response to Comment No. 2, there is no agreement with any German manufacturer nor can there be any assurance that the Company will enter into an agreement with a German based company.

6. With respect to Comment No. 6, regarding regulatory compliance of medical marijuana:

We have added a new section titled “Government Regulation of cannabis” where we clearly set forth that the regulatory compliance applies to Canada.

7. With respect to Comment No. 7, and control person of Capital Financial:

We have identified Camil Rabay as the principal and control shareholder of Capital Financial.

8. With respect to Comment No. 8, and the residence of Gregory Bowes:

The personal residence of Mr. Bowes is 913 Quarry Road, Carleton Place, Ontario, Canada K7C 301 as his address. This disclosure is contained in the amended filing.

9. With respect to Comment No. 9 and related party disclosures

In response to your prior comment we stated: “We have disclosed that both Mr. Hanisch and Mr. Hesham Osman have loaned the Company $10,000. Further, Mr. Hanish and Mr. Hesham have paid professional fees on behalf of the Company in the amount of $4,989”.

For further clarification it should be noted that Footnote Number 3 “Due to Shareholder” references Footnote Number 6: “Related Party Transactions” .

The professional fees are not repayable and the Company has recorded a contribution to capital to reflect this, as disclosed in footnote 5 and reflected in the statement of changes in equity. The shareholder advances do not bear interest. Interest has been imputed on non-interest bearing loans in the amount of $10,000, resulting in interest expense and contributed surplus of $4,000, as disclosed in note 5 and reflected in the statement of changes in equity. "

Very truly yours,

/s/ Jeffrey G. Klein
Jeffrey G. Klein
Counsel For
Mindesta, Inc.